SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

02 – Results Allocation Proposal

related to the fiscal year of 2015

and Distribution of Dividends by

the Company

PROPOSAL FOR NET INCOME DESTINATION
(ACCORDING TO ANNEX 9-1-II OF CVM’s INSTRUCTION 481/09)

1. Inform the net income for the fiscal year

The net income related to the fiscal year 2015 amounted to R$ 2,071,145,430.05 (two billion, seventy one million, one hundred and forty five thousand, four hundred and thirty reais and five cents).

2. Inform the total amount of dividends and dividends per share, including anticipated dividends and interest on shareholders’ equity already declared

Net income for the fiscal year	2,071,145,430.05
Compensation of accumulated losses	-
2,071,145,430.05

(-) Constitution of the legal reserve (-)Non-distributable tax incentives	(103,557,271.50) (93,122,618.65)
Adjusted net income	1,874,465,539.90

Minimum dividends
Minimum dividends determined as 25% of the adjusted net income	468,616,384.97
(+) Complementary dividends related to the distribution of the results	-
(=) Total dividends related to the distribution of the results	468,616,384.97

Dividends - common shares	468,616,384.97

468,616,384.97

Dividends’ payout ratio	25%

Dividends per share (in reais)
Common shares	0.193624205

3. Inform the dividends’ payout ratio for the fiscal year

As previewed in our bylaws, as minimum dividends the Company must pay 25% of the 2015 adjusted net income.

4. Inform the total amount of dividends and their value per share regarding to distributions related to previous years’ profits

Not applicable.

5. Inform, deducting anticipated dividends and interest on shareholders’ equity already declared:

a. The gross amount of dividends and interest on shareholders’ equity, segregated by each type and class of shares

Dividends - Common Shares Minimum Dividends determined as 25% of the adjusted net income	468,616,384.97
(+) Complementary dividends related to the distribution of the results	-
(=) Total dividends related to the distribution of the results	468,616,384.97
Dividends – Commom Shares	468,616,384.97
(÷) Number of commom shares, except treasury shares	2,420,236,591
(=) Dividends per share	0.193624205

b. The conditions and term for payment of dividends and interest on shareholders’ equity

The dividends will be registered by the Company as follows: 100% of the total amount to be distributed on the day of June 10, 2016.

c. Possible interest and monetary update on dividends and interest on shareholders’ equity

There will be no monetary update of dividends.

d. Date of the payment of dividends and interest on shareholders’ equity considered for the identification of shareholders entitled for their receiving

The Shareholder’s General Meeting will deliberate about 2015 results destination, scheduled for April 12, 2016.

6. In case the Company had declared dividends or interest on shareholders’ equity considering intermediary net income (six-months or less)

a. Inform the amount of dividends and interest on shareholders’ equity already declared

Not applicable.

b. Inform the respective payments’ dates

Not applicable.

7. Present a comparative table showing the following values for each type and class of shares:

a. Net income for the fiscal year and three (3) previous years

	2015	2014	2013
Net income for the fiscal year	2,071,145,430.05	1,546,418,378.80	1,505,613,812.18
Net income per share	0.8558	0.6392	0.6228

b. Dividends and interest on shareholders’ equity distributed in the last 3 (three) years

Minimum Dividends	2015	2014	2013

Minimum dividends determined as 25% of the adjusted net income	468,616,384.97	367,274,364.97	357,583,280.39
(+) Complementary dividends related to the distribution of the results	-	-	485,721,719.61
(=) Dividends related to the distribution of the results	468,616,384.97	367,274,364.97	843,305,000.00

Dividends - common shares	468,616,384.97	367,274,364.97	843,305,000.00
	468,616,384.97	367,274,364.97	843,305,000.00
Dividends payout ratio	25%	25%	59%

Dividends per share (in reais)	0.193624205	0.151751431	0.348929235
Common shares

8. If there is destination for the legal reserve

a. Identify the amount allocated to the legal reserve

Pursuant to the Section 193 of the Brazilian Law Nr. 6,404/76, it is mandatory the allocation of five percent (5%) of the net income for the constitution of the Legal Reserve, in the amount of one hundred and three million, five hundred and fifty seven thousand, two hundred and seventy one reais and fifty cents (R$ R$103,557,271.50).

b. Detail the calculation of legal reserve

	2015	2014	2013
Net income for the fiscal year	2,071,145,430.05	1,546,418,378.80	1,505,613,812.18
Compensation of accumulated losses	-	-	-
Subtotal	2,071,145,430.05	1,546,418,378.80	1,505,613,812.18

Constitution of the legal reserve – 5% of the net income	(103,557,271.50)	(77,321,718.94)	(75,280,690.61)

9. In case the Company owns preferred shares with fixed or minimum dividends rights

a. Describe the calculation of fixed or minimum dividends

Not applicable

b. Inform whether the net income for the fiscal year is sufficient for the integral payment of the fixed or minimum dividends

Not applicable.

c. Identify whether a possible installment not paid is cumulative

Not applicable.

d. Identify the amount of the total fixed or minimum dividends to be paid to each classe of preferred shares

Not applicable.

e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

Not applicable.

10. In regard to the the mandatory dividends

a. Describe the calculation provided in the Company´s by-laws.

The dividends are calculated according to the Company´s by-laws and to the Brazilian Corporate Law.

Pursuant its by-laws, the Company shall distribute as mandatory dividends at each fiscal year ended in December 31, if there are available amounts for this distribution, amount equal to 25% of the adjusted net income.

b. Inform if it is being fully paid

The mandatory dividends, for the fiscal year of 2015, will be entirely paid, during the fiscal year of 2016.

c. Inform the withheld amount

Not applicable.

11. If there is dividends withheld due to the Company’s financial conditions

a. Inform the withheld amount

Not applicable.

b. Describe, in details, the financial situation of the Company, approaching also the aspects related to liquidity, working capital and positive cash flows

Not applicable.

c. Justify the retention of dividends

Not applicable.

12. If there is destination of net income to the reserves for contingencies

a. Identify the allocated amount to the reserve

Not applicable.

b. Identify the probable losses and their causes

Not applicable.

c. Explain the reason for the probable of losses

Not applicable.

d. Justity the constitution of the reserve

Not applicable.

13. If there is destination of net income to the reserve of unrealized profits

a. Inform the amount allocated to this reserve

Not applicable.

b. Inform the nature of the unrealized profits that resulted in the reserve

Not applicable.

14. If there is destination of statutory reserves

a. Describe the statutory clauses that established the reserve

The article 46, paragraph 2, of our by-laws previews:

“The net income balance not destined to the payment of the mandatory minimum dividend shall be destined to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.”

b. Identify the amount allocated to this reserve

As aforesaid, till the limit of 80% of the paid-in capital, all amounts not allocated in the distribution of minimum dividends could be registered as  statutory reserve.

c. Describe the calculation

	2015	2014	2013
Net income for the fiscal year	2,071,145,430.05	1,546,418,378.80	1,505,613,812.18
Compensation of accumulated losses	-	-	-
Subtotal	2,071,145,430.05	1,546,418,378.80	1,505,613,812.18

(-) Constitution of the legal reserve	(103,557,271.50)	(77,320,918.94)	(75,280,690.61)
Adjusted net income	1.967,588,158.55	1,469,097,459.86	1,430,333,121.57

(-) Dividends	(468,616,384.97)	(367,274,364.97)	(843,305,000.00)
(-) Amount distributed to the capital reserve	(93,122,618.65)	(121,142,988.56)	(127,194,399.50)
Amount distributed to the statutory reserve	1,405,849,154.93	980,680,106.33	459,833,722.07

15. If there are estimated retained earnings due to the Capex budget

a. Identify the withheld amount

Not applicable.

b. Provide a copy of the Capex budget

Not applicable.

16. If there is allocation of the results to the tax incentives reserve

a. Inform the amount allocated to the reserve

R$93,122,618.65 (ninety three million, one hundred twenty two thousand, six hundred and eighteen reais and sixty five cents).

b. Explain this allocation nature

In accordance with article 545 of Decree 3.000/99, tax amounts not paid due to exemptions or reductions related to SUDAM/SUDENE tax incentives will not be allowed to be distributed to shareholders and will constitute capital reserves of the Company. These reserves would be used only for losses absorption or capital stock increases. The subsidiary TIM Celular S.A. owns this kind of tax incentives.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 11, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.